Virax BioLabs to Present at H.C. Wainwright’s 24th Annual Global Investment Conference in New York, NY

LONDON, Sep. 6, 2022 /PRNewswire/ -- Virax Biolabs ("Virax" or the "Company") (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, today announced that Chairman of the Board and Chief Executive Officer, James Foster will present at H.C. Wainwright’s 24th Annual Global Investment Conference, held from September 12-14, 2022, in New York, NY.

Session details are as follows:

Date: September 12 – 14, 2022 @ Lotte New York Palace Hotel, New York, NY

Presentation Information: Pre-recorded on-demand presentation available starting Monday, September 12, 2022 at 7:00am EST

Title: Virax BioLabs Company Presentation

Virax Participant: James Foster, Chairman and Chief Executive Officer

Registration Link: https://hcwevents.com/annualconference/

Virax management will be available during the conference for one-on-one meetings. Interested parties may request a one-on-one meeting from Maxim Jacobs, CFA at Maxim.Jacobs@russopartnersllc.com

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative biotechnology group focused on the detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing is particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs